Exhibit 99.42

Nouveau Monde Retains Hybrid Financial and CM-Equity AG to Provide Marketing, Investor Relations and Investment-Banking Services

Not for distribution to U.S. newswire services or for release or dissemination directly, or indirectly, in whole or in part, in or into the United States.

MONTREAL, Sept. 30, 2020 -- Nouveau Monde Graphite Inc. (the “Corporation” or “Nouveau Monde”) (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has, subject to all required regulatory approvals, including the approval of the TSX Venture Exchange (the “Exchange”), retained Hybrid Financial Ltd. (“Hybrid”) and CM-Equity AG (“CM”) to provide marketing, market awareness and corporate broker services, pursuant to agreements entered into between the Corporation and Hybrid dated as of September 8, 2020 (the “Hybrid Agreement”) and CM dated as of September 15, 2020 (the “CM Agreement”).

Hybrid Financial is a sale and distribution company working on behalf of clients in the financial services industry. Hybrid’s unique approach helps effectively and efficiently build brands and launch products on behalf of small, medium, and large clients. Offices in Toronto and Montréal allow Hybrid to comprehensively cover both United States and Canadian markets.

CM-Equity AG is a European-regulated investment boutique and financial service provider based in Munich, Germany. CM is active in cross-border activities all over Europe and licenced for corporate brokerage services from market making to fund-raising and M&A activities. CM offers its corporate clients access to its regulatory compliant digital asset platform which offers attractive and modern forms of public financings. Further on, CM acts as a platform for institutional as well as retail investors to get direct access to its corporate clients through meetings, conferences, webinars and social media channels.

Terms

Pursuant to the Hybrid Agreement, Hybrid has been retained by the Company for an initial period of six months. Upon expiration of the initial term, the Agreement shall be automatically renewed on a three-month basis (subject to termination by the Company by written notice). Hybrid will be responsible for assisting Nouveau Monde in all aspects of marketing campaigns for the Company in Canada. Hybrid will be paid a fee in the amount of $15,000 per month. Steve Marshall will be the responsible person.

Pursuant to the CM Agreement, CM has been retained by the Company for an initial period of twelve months. Upon expiration of the initial term, the Agreement shall be automatically renewed on a twelve-month basis (subject to termination by the Company by written notice three months prior to the end of the full year). CM will be responsible for assisting Nouveau Monde in all aspects of corporate profiling, awareness campaigns and corporate broking for the Corporation in Germany and beyond. CM will be paid a fee in the amount of 50 000 Euros per year. Michael Kott will be the responsible person.

Except the Hybrid Agreement and the CM Agreement, there is no relationship between Hybrid, CM and the Company, nor is there any direct or indirect interest in the Corporation or its securities or any right or intent to acquire such an interest on the part of Hybrid and CM.

About Nouveau Monde

Nouveau Monde Graphite is set to become a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in North America. Targeting full scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde Graphite will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Médias	Investisseurs
Julie Paquet	Christina Lalli
Directrice, Communications	Directrice, Relations avec les investisseurs
450-757-8905, poste 140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, those relating to obtaining the additional capital required to enable the Corporation to complete construction, the ability to obtain amendments to, and thereafter meet funding and other conditions under, the streaming agreement and the senior secured bonds, constitute “forward-looking information” and “forward-looking statements” within the meaning of certain securities laws and are based on expectations and projections as of the date of this press release. Certain important assumptions by the Corporation in making forward-looking statements include, but are not limited to, the completion of the Offering and the conclusion of the Standby Agreement.

Forward-looking statements contained in this press release include, without limitation, those related to (i) the ability of the Corporation to close the Offering, (ii) the obtaining of the regulatory approval, including the approval of the TSXV, (iii) the execution of a Standby Agreement with Pallinghurst, and (iv) generally, the statements made by Mr. Desaulniers as well as the above “About Nouveau Monde” paragraph which essentially describes the Corporation’s outlook. Forward-looking statements are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that (i) the Offering will close, (ii) the Standby Agreement will be concluded, and (iii) the Corporation will obtain the regulatory approval, including the approval of the TSXV.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada including, but not limited to, the cautionary statements made in the “Risk Factors” section of the Corporation’s Annual Information Form dated April 25, 2019. The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive, and new, unforeseeable risks may arise from time to time. The Corporation disclaims any intention or obligation to update or revise any forward- looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca